Mail Stop 3561

September 5, 2008

R. Lawrence Montgomery
Chairman and Chief Executive Officer
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menemonee Falls, Wisconsin 53051

> **Re:** **Kohl's Corporation**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed March 21, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 27, 2008**
> **File No. 001-11084**

Dear Mr. Montgomery:

We have completed our review of your Form 10-K for the fiscal year ended February 2, 2008 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director